EXHIBIT D


Board of Trustees                           Board of Directors
Declaration Funds                           ATC Funds, Inc.
555 North Lane, Suite 6160                  125 Lincoln Avenue, Suite 100
Conshohocken, PA  19428                     Santa Fe, New Mexico   87501-2052

     Re:  AGREEMENT AND PLAN OF REORGANIZATION  DATED May 22, 2001, (THE "PLAN")
          BETWEEN    DECLARATION    FUND,   A   PENNSYLVANIA    BUSINESS   TRUST
          ("DECLARATION") AND ATC FUNDS, INC., A MARYLAND CORPORATION ("ATC")

Gentlemen:

     You have requested my opinion concerning certain federal income tax consequences of the reorganization of Declaration and ATC (the "Reorganization"). The Reorganization will involve the transfer of all of the assets of The Water Fund, a separate series of shares of Declaration (the "Declaration Portfolio") to a recently created, corresponding series of shares of ATC (the "ATC Portfolio") and the assumption of the liabilities of the Declaration Portfolio by the ATC Portfolio. On the date of the Reorganization, shares of the ATC Portfolio will be credited to shareholders of the Declaration Portfolio, following which the Declaration Portfolio will be dissolved.

     In rendering this opinion, I have reviewed and relied upon: (a) the Agreement and Plan of Reorganization dated May 22, 2001 (the "Plan"), made by Declaration and ATC; (b) the proxy materials provided to shareholders of the Declaration Portfolio in connection with the Special Meeting of Shareholders, to be held on July 30, 2001; (c) certain representations concerning the Reorganization made to us by Declaration and ATC ; (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion. All terms used herein, unless otherwise defined, are used as defined in the Plan.

     For purposes of this opinion, I have assumed that the Declaration Portfolio on the date of the Reorganization, satisfies, and immediately following the Reorganization, the ATC Portfolio will satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

     Under regulations to be prescribed by the Secretary of the Treasury (the "Secretary") under Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under
Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any such regulations under Section 1276(d) of the Code.

     Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the State of Maryland, Pennsylvania, the Plan, and the Representations of ATC and Declaration, it is my opinion that:

     1. The transfer by the Declaration Portfolio of all of its assets subject to its liabilities in exchange for shares of the ATC Portfolio will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Declaration Portfolio and the ATC Portfolio will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

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     2.   No gain or loss will be recognized by the  Declaration  Portfolio upon the transfer of all of its assets subject to its liabilities to the ATC Portfolio exchange solely for shares of the ATC Portfolio pursuant to Section 361(a) and Section 357(a) of the Code.

     3. No gain or loss will be recognized by the ATC Portfolio upon the receipt by it of all of the assets of the Declaration Portfolio subject to its liabilities in exchange solely for shares of the ATC Portfolio pursuant to Section 1032(a) of the Code.

     4. The basis of the assets of the Declaration Portfolio received by the ATC Portfolio will be the same as the basis of such assets to the Declaration Portfolio immediately prior to the exchange pursuant to
          Section 362(b) of the Code.

     5. The holding period of the assets of the Declaration Portfolio received by the ATC Portfolio will include the period during which such assets were held by the Declaration Portfolio pursuant to Section 1223(2) of the Code.

     6. No gain or loss will be recognized by the shareholders of the Declaration Portfolio upon the exchange of their shares in such Portfolio for shares of beneficial interest in the ATC Portfolio (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

     7. The basis of the shares of beneficial interest in the ATC Portfolio received by the shareholders of the Declaration Portfolio (including fractional shares to which they may be entitled) will be the same as the basis of the shares of the Declaration Portfolio exchanged therefor pursuant to Section 358(a)(1) of the Code.

     8. The holding period of the shares of beneficial interest in the ATC Portfolio received by the shareholders of the Declaration Portfolio (including fractional shares to which they may be entitled) will include the holding period of the shares of such Portfolio surrendered in exchange therefor, provided that the shares of such Portfolio were held as a capital asset on the date of the Reorganization, pursuant to
          Section 1223(1) of the Code.

     9. The ATC Portfolio will succeed to and take into account as of the date of the transfer as defined in Section 1.381(b)-1(b) of the regulations issued by the Secretary (regulations issued by the Secretary are hereafter referred to as "Treasury Regulations"), the items of the Declaration Portfolio described in Section 381(c) of the Code, as provided in Section 1.381(b)-1(a)(2) of the Treasury Regulations.

     This opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. I do not undertake to make any continuing analysis of the facts or relevant law following the date of this opinion.

     This opinion is further conditioned upon the performance by Declaration and ATC of their undertakings in the Plan.

     This opinion is being rendered to Declaration and ATC and may be relied upon only by Declaration and ATC and the shareholders, respectively, of each, and we consent to its inclusion in Form N-14, Post Effective Amendment No. 37 to the Registration Statement under the Securities Act of 1933 solely for such purposes.

                              Very truly yours,

                              DAVID JONES & ASSOC., P.C.

                              /s/  David D. Jones
                              --------------------------------------
                              By:  David D. Jones, Esq